GRUMA, S.A.B. de C.V.

Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,

Tel.(81)8399 3300

April 8th, 2014

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Re:                             GRUMA, S.A.B. de C.V.
Form 20-F for Fiscal Year Ended
December 31, 2012
Filed April 30, 2013
File No. 001-14852

Dear Mr. Horowitz,

This letter responds to the comments contained in your April 3rd, 2014 comment letter (“Letter”) relating to the Form 20-F for Fiscal Year ended December 31st, 2012, filed by GRUMA, S.A.B. de C.V. (“GRUMA” or the “Company”) on April 30th, 2013, Response Letter dated March 14th, 2013, File No. 001-14852. We are including the comments and questions from the Letter (text below in italics) for ease of reference.

1.              Notes to the Consolidated Financial Statements; Note 27. Contingencies, page F-72. - Please provide us with a sample of the disclosure you intend to add in future filings identified in your response to the third bullet on page 3 of your letter:

The Company intends to add the following language in its Form 20-F for the year ended December 31, 2013:

The Company recognized the investment in MONACA and DEMASECA as a financial asset, classifying it as an available-for-sale financial asset. The Company classified its investment in these companies as available-for-sale since management believes it is the appropriate treatment applicable to a non-voluntary disposition of assets and the asset does not fulfill the requirements of classification in another category of financial assets. Following the applicable guidelines and considering that the range of reasonable fair-value estimates was significant and the probabilities of the various estimates within the range could not be reasonably assessed, the Company recognized this financial asset at its carrying value translated to the functional currency of the Company using an exchange rate of $2.9566 Mexican pesos per bolivar (Bs.4.3 per U.S. dollar), which was effective at the date of the loss of control, and not at its fair value. The investment in MONACA and DEMASECA is subject to impairment tests at the end of each reporting period when there is objective evidence that the financial asset is impaired. At December 31, 2013 , no impairment for these assets was identified.

While awaiting resolution of this matter and as required by the IFRS, GRUMA performed impairment tests on the investments in MONACA and DEMASECA to determine a potential recoverable amount, using two valuation techniques: 1) an income approach considering estimated future cash flows as a going concern business, discounted at present value using an appropriate discount rate (weighted average cost of capital) of 13.7% and an estimated future exchange rate of Bs.11.3 per U.S. dollar, and 2) a market approach, such as the public company market multiple method using implied multiples such as earnings before interest, taxes, depreciation and amortization, and revenues of comparable companies adjusted for liquidity, control and disposal expenses. In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments and therefore, no impairment adjustment was deemed necessary.”

Please do not hesitate to contact me should you have any further questions or comments on this matter.

Sincerely,

Raul Cavazos

Chief Financial Officer